Exhibit 99.2

Cenovus Energy Inc.

Annual Meeting of Shareholders

April 29, 2020

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 29, 2020 by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2020 Management Information Circular dated March 2, 2020 (the “2020 Information Circular”), which is available at cenovus.com.

1.Appointment of Auditors  PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditor of the Corporation.

Votes For		Votes Withheld
Number	Percent	Number	Percent
1,007,306,407	99.50	5,089,013	0.50

2.Election of Directors  Each of the following eleven nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Keith M. Casey	993,821,303	99.87	1,270,542	0.13
Susan F. Dabarno	992,314,756	99.72	2,777,166	0.28
Jane E. Kinney	993,738,644	99.86	1,353,495	0.14
Harold N. Kvisle	983,666,932	98.85	11,424,913	1.15
Steven F. Leer	986,008,084	99.09	9,083,911	0.91
M. George Lewis	991,515,060	99.64	3,577,154	0.36
Keith A. MacPhail	985,226,671	99.01	9,865,174	0.99
Richard J. Marcogliese	993,106,818	99.80	1,985,178	0.20
Claude Mongeau	991,665,966	99.66	3,426,247	0.34
Alexander J. Pourbaix	992,058,033	99.70	3,033,812	0.30
Rhonda I. Zygocki	990,486,607	99.54	4,605,617	0.46

3.Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation  An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
957,839,114	96.26	37,253,138	3.74